UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2024

SELINA HOSPITALITY PLC (in Administration)

c/o FTI Consulting 200 Aldersgate Street

London EC1A 4HD

United Kingdom

Tel: +44 (0)205 077 0577

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Sale of Business

Further to the announcement by Selina Hospitality PLC (the “Company”) on July 22, 2024 regarding the appointment of Andrew Johnson, Samuel Ballinger and Ali Khaki of FTI Consulting LLP as joint administrators of the Company (the “Joint Administrators”) and the subsequent announcement on July 26, 2024 regarding the suspension of the Company’s securities, the Joint Administrators are providing an update on the accelerated sales process.

On August 27, 2024 the Joint Administrators concluded a sale of the majority of the business and operating subsidiaries of the Company to Collective Hospitality Pte Ltd, a hospitality owner and operator based in Singapore.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: August 28, 2024	By:	/s/Andrew Johnson
Andrew Johnson
Joint Administrator, acting as agent of the Company and without personal liability

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